UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

                      GARTNER GROUP, INC.
-----------------------------------------------------------
                    (Name of Issuer)

                   Common Stock, Class A
-----------------------------------------------------------
               (Title of Class of Securities)

                         366651107
-----------------------------------------------------------
                       (CUSIP Number)
Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                    (Continued on following page(s))
                           Page 1 of  Pages

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   The Dun & Bradstreet Corporation 13-2740040
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------
NUMBER OF           5. SOLE VOTING POWER
SHARES                 14,925,960
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                8,428,864
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                 14,925,960
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        8,428,864
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    23,354,824
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.3%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   D&B Enterprises, Inc.    13-3528119
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                        -0-
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                6,628,864
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        6,628,864
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    6,628,864
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)14.8%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Dun-Donnelley Publishing Corporation    13-2687826
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                       -0-
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                180,000
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                       -0-
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        180,000
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    180,000
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   A.C. Nielsen Company    36-1549320
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                       -0-
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                1,620,000
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                       -0-
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        1,620,000
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
   1,620,000
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING!

ITEM 1 (a).   NAME OF ISSUER
   Gartner Group, Inc.
-----------------------------------------------------------
ITEM 1 (b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES
   56 Top Gallant Road, Stamford, Connecticut 06904-2212
-----------------------------------------------------------
ITEM 2 (a).   NAME OF PERSON FILING
   The Dun & Bradstreet Corporation("D&B")and its wholly-owned subsidiaries, D&B Enterprises, Inc. ("DBE"), Dun-Donnelly Publishing Corporation ("DDPC") and A.C.
   Nielsen Company ("ACN")
----------------------------------------------------------
ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE
   The principal business offices of D&B and DBE are located at 187 Danbury Road, Wilton, Connecticut 06897. The principal business offices of DDPC are located at 299 Park Avenue, New York, New York 10171. The principal business offices of ACN are located at 150 N. Martingale Road, Schaumburg, Illinois 60173
-----------------------------------------------------------
ITEM 2 (c).   CITIZENSHIP
   D&B, DBE, DDPC and ACN are incorporated in the State of
   Delaware
-----------------------------------------------------------
ITEM 2 (d).   TITLE OF CLASS OF SECURITIES
   Common Stock, Class A
-----------------------------------------------------------
ITEM 2 (e).   CUSIP NUMBER
   366651107
-----------------------------------------------------------
ITEM 3.
   Not Applicable
-----------------------------------------------------------
ITEM 4.       OWNERSHIP
    The following information is provided as of December 31, 1995:
    (a)  Amount Beneficially Owned
    D&B is the owner of record and beneficially of 14,125,960 shares of Class A Common Stock and 800,000 shares of Class B Common Stock which are convertible into Class A Common Stock. DBE is the owner of record and beneficially of 6,628,864 shares of Class A Common Stock. DDPC is the owner of record and beneficially of 150,000 shares of Class A Common Stock and a warrant to purchase 30,000 shares of Class A Common Stock. ACN is the owner of record and beneficially of 1,350,000 shares of Class A Common Stock and a warrant to purchase 270,000 shares of Class A Common Stock. D&B as the owner of 100% of the voting stock of DBE, DDPC and ACN, may also be deemed to be a beneficial owner of the shares and warrants held by them, for an aggregate beneficial ownership by D&B of 23,354,824 shares.

(b)  Percent of Class (the percentage calculations assume
     the conversion of the Class B Common Stock and exercise
     of the Warrants)
     D&B - 52.1%
     DBE - 14.8%
     DDPC - 0.4%
     ACN -  3.6%

(c)  NUMBER OF SHARES AS TO WHICH D&B, DBE, DDPC AND ACN
     HAVE:
     (i)   sole power to vote or to direct the vote:
           D&B -  14,925,960 (includes 800,000 shares
           issuable upon conversion of the Class B
           Common Stock)
           DBE -  None
           DDPC-  None
           ACN -  None
    (ii)   shared power to vote or to direct the vote:
           D&B - 8,428,864 (includes 300,000 shares
           issuable pursuant to the Warrants)
           DBE - 6,628,864
           DDPC-   180,000 (includes 30,000 shares
           issuable pursuant to the Warrants)
           ACN - 1,620,000 (includes 270,000 shares of
           issuable pursuant to the Warrants)
    (iii)  sole power to dispose or to direct the
           disposition of:
           D&B - 14,925,960 (includes 800,000 shares
           issuable upon conversion of the Class B
           Common Stock)
           DBE - None
           DDPC- None
           ACN - None
    (iv)   shared power to dispose or to direct the
           disposition of :
           D&B - 8,428,864 (includes 300,000 shares
           issuable pursuant to the Warrants).
           DBE - 6,628,864
           DDPC-   180,000 (includes 30,000 shares
           issuable pursuant to the Warrants).
           ACN - 1,620,000 (includes 270,000 shares
           issuable pursuant to the Warrants).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
   Not Applicable
-----------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
     ANOTHER PERSON
   Not applicable
------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         See item 2 (a)
-----------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
        GROUP
        Not applicable
------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable
------------------------------------------------------------
ITEM 10.  CERTIFICATION
          Not applicable
------------------------------------------------------------


SIGNATURE
----------
     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 9, 1996

                          THE DUN & BRADSTREET CORPORATION


                          By
                             ------------------------------
                             Name:  William H. Buchanan, Jr.
                             Title:  Vice President-Law

                          D&B ENTERPRISES, INC.


                          By
                             -------------------------------
                              Name:
                              Title:


                          DUN-DONNELLEY PUBLISHING
                                            CORPORATION


                          By
                             -------------------------------
                             Name:
                             Title:

                           A.C. NIELSEN COMPANY


                           By
                             -------------------------------
                             Name:
                             Title:

                               AGREEMENT


                                            Wilton, CT
                                            February 9, 1996

     The Dun & Bradstreet Corporation ("D&B"), D&B
Enterprises, Inc. ("DBE"), Dun-Donnelley Publishing
Corporation ("DDPC"), and A.C. Nielsen Company ("ACN") hereby agree to file a joint Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of common stock issued by the Gartner Group, Inc.

     D&B, DBE, DDPC, and ACN state they are all entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

     Each of D&B, DBE, DDPC and ACN are responsible for the timely filing of the statement and any amendments thereto and for the completeness and accuracy of the information concerning each of them contained therein, but none is responsible for the completeness or accuracy of the information concerning the other.

                          THE DUN & BRADSTREET CORPORATION


                          By:
                             -----------------------------
                             William H. Buchanan, Jr.
                             Vice President-Law


                           D&B ENTERPRISES, INC.


                           By:
                              ----------------------------




                            DUN-DONNELLEY PUBLISHING
                                         CORPORATION


                            By:
                               ---------------------------

                             A.C. NIELSEN COMPANY


                             By:
                                 -------------------------